August 25, 2022

VIA EDGAR
Mindy Rotter, Esq., CPA
Division of Investment Management
Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
New York Regional Office
100 Pearl Street, Suite 20-100
New York, NY 10004-2616

RE: Gabelli Funds

Dear Ms. Rotter:
Thank you for your oral comments on July 27, 2022 regarding your Sarbanes-Oxley review of the funds listed on Appendix A. The funds have considered your comments and authorized us to respond on their behalf as set forth below. Your oral comments are summarized to the best of our understanding, followed by the funds’ responses.
* * * * * * *
Comments and Responses
1.
The line graph for Gabelli Value 25 Fund, Inc. Class A shares appears to begin at a $10K initial investment.  The current prospectus notes a sales charge.  Explain why the line graph does not conform to rule N1-A instructions 1 and 2, item 27b.

Response:  The line graph for Gabelli Value 25 Fund, Inc. Class A in the annual report dated December 31, 2021 should have reflected the impact of the sales charge.  The registrant will ensure that such sales charges will be reflected in future graphs.

Mindy Rotter, Esq., CPA
August 25, 2022

2.
Please explain in correspondence how Gabelli Gold Fund, Inc. meets the diversification requirement as individual investments representing greater than 5% of total assets, are greater than 25% of total assets.

Response:  Gabelli Gold Fund, Inc. has certain holdings that are currently each over 5% of total assets.  This is due to appreciation of the securities’ value including the results of merger activity within the gold sector, or due to a reduction of the Fund’s total assets, which result in a position becoming a larger portion of total assets.  The portfolio manager of Gabelli Gold Fund, Inc. understands the diversification rule, and will not buy additional shares of securities with greater than 5% positions.  Independently, the Advisor’s compliance department monitors the Fund’s daily trade activity to ensure no additional shares are purchased in greater than 5% positions.   As a result, the Gabelli Gold Fund, Inc. is not in violation of the diversification rule.

3.	Please explain in correspondence why there is no footnote explaining how asset coverage was calculated, in the Financial Highlights of Gabelli Global Small and Mid Cap Value Trust.

Response:  The Financial Highlights of Gabelli Global Small and Mid Cap Value Trust as of December 31, 2021 should have included a footnote stating “Asset coverage per share is calculated by combining all series of preferred shares.”  The registrant will ensure that such footnote is presented in future Financial Highlights.

4.
Please describe in correspondence what “Payable to bank” liability in the statement of assets and liabilities was used for on Gabelli Value 25 Fund, Inc.  Gabelli Value 25 Fund, Inc. does not have access to a line of credit, while Gabelli Global Rising Income and Dividend Fund has access to the line of credit, but did not use it.

Response:  The “Payable to bank” liability in the Gabelli Value 25 Fund, Inc.’s statement of assets and liabilities in the annual report dated December 31, 2021 was a cash overdraft at its custodian bank.

5.
Please describe in correspondence the frequency with which “Receivable from Adviser” in the statement of assets and liabilities is settled.  Include in the discussion whether settlement terms are the same terms as “Payable to Adviser”.  [Examples: Gabelli Focused Growth and Income Fund; Gabelli Global Financial Services Fund; Gabelli Enterprise Mergers and Acquisitions Fund; Gabelli Dividend Growth Fund; Gabelli International Growth Fund, Inc; Gabelli Value 25 Fund Inc.; Gabelli Global Content and Connectivity

Mindy Rotter, Esq., CPA
August 25, 2022

Fund; Gabelli Global Growth Fund; Gabelli Global Rising Income and Dividend Fund; Gabelli International Small Cap Fund; and Gabelli Global Mini Mites Fund.]

Response:  The amounts labeled “Receivable from Adviser” in the statements of assets and liabilities for the funds are settled on a monthly basis.  These are similar to the settlement terms for the amounts “Payable to Adviser”.

6.	Please confirm in correspondence that the response to item C11 is correct in Form N-CEN filed 12/13/2021 for Gabelli U.S. Treasury Money Market Fund.

Response:  Item C11 in form N-CEN filed December 13, 2021 for Gabelli U.S. Treasury Money Market Fund should have stated that Intercontinental Exchange, Inc. provided pricing services during the period.  The registrant will ensure that the pricing vendor is presented in future form N-CEN filings.

7.
Gabelli Global Financial Services Fund is noted as “Global Financial Services Fund” in the audit opinion in the annual report dated September 30, 2021.  Confirm the correct name will be used in future audit opinions.

Response:  The Gabelli Global Financial Services Fund confirms that the correct fund name will be used in future audit opinions.

8.
Each fund has been identified in its respective annual report or registration statement as non-diversified, but each fund appears to be operating as a diversified fund.  If a fund has been operating as a diversified fund for longer than three years, please confirm in correspondence that such fund will receive shareholder approval before changing back to non-diversified.  Applies to: Gabelli Focused Growth and Income Fund; Gabelli Global Financial Services Fund; Gabelli Enterprise Mergers and Acquisitions Fund; Gabelli Global Rising Income and Dividend Fund; Gabelli International Small Cap Fund; Gabelli Global Mini Mites Fund; and Gabelli Multimedia Trust Inc.

Response:  Gabelli Focused Growth and Income Fund and Gabelli Global Mini Mites Fund have each been operating as a non-diversified investment company.  Each of the other funds referenced (Gabelli Global Financial Services Fund; Gabelli Enterprise Mergers and Acquisitions Fund; Gabelli Global Rising Income and Dividend Fund; Gabelli International Small Cap Fund; and Gabelli Multimedia Trust Inc.) has been operating as a diversified investment company.  In the event a fund wants to become a non-diversified fund, it will first seek shareholder approval.

9.	Each fund had exposure to derivatives during the respective fiscal year ends. The management discussion of fund performance (“MDFP”) does not discuss the impact of

Mindy Rotter, Esq., CPA
August 25, 2022

derivatives on each fund.  If performance was materially affected by the derivative exposure, there should be a discussion of the impact included in the MDFP.  Please explain why there was no discussion of this in the MDFP, or confirm that the derivatives exposure had no material effect on the performance of the fund.  [Examples: Gabelli Global Financial Services Fund; Gabelli Enterprise Mergers and Acquisitions Fund; Gabelli ABC Fund; Gabelli Global Content and Connectivity Fund; GDL Fund; and Gabelli Utility Trust.]

Response:  Each fund that utilized derivatives during its respective fiscal year incurred expenses relating to these derivatives that were not material to fund performance, and as such were not discussed in the Management Discussion of Fund Performance.

10.
Gabelli Focused Growth and Income Fund changed its primary benchmark from the one used in its preceding fiscal year.  Please explain in correspondence how the fund complied with Form N1-A, instruction 7 to 27(b)ii.

Response:  The primary benchmark for Gabelli Focused Growth and Income Fund did not change from its preceding fiscal year.  In both fiscal years the primary benchmark was S&P MidCap 400 Index, which was shown in the “Comparative Results” tables in the annual reports as of September 30, 2020 and September 30, 2021, and was also shown in the Fund’s prospectuses dated January 28, 2020 and January 28, 2021. The fund notes, however, that the MDFPs in the 2020 and 2021 annual reports reference other benchmarks. Going forward, the fund will ensure that the MDFP only references the fund’s primary benchmark.

11.
According to the statements of changes, each fund had a return of capital distribution.  Confirm that no reference to yield or dividend was made when describing distributions that contain a return of capital: in marketing materials, financial statement disclosures, and/or the web site, as those terms may be misinterpreted as income.  Applies to: Gabelli Equity Income Fund; Gabelli Growth Fund; Gabelli Utilities Fund; GDL Fund; and Gabelli Multimedia Trust Inc.

Response:  Each fund confirms that no reference to “yield” or “dividend” is made when describing distributions that contain a return of capital, in marketing materials, financial statement disclosures, or web site.

12.
Confirm each fund has complied with the shareholder notice requirements regarding its return of capital per section19a of the Investment Company Act of 1940.  Applies to: Gabelli Equity Income Fund; Gabelli Growth Fund; Gabelli Utilities Fund; GDL Fund; and Gabelli Multimedia Trust Inc.

Response:  Each fund confirms that it has complied with shareholder notice requirements of section 19a of the Investment Company Act of 1940.

Mindy Rotter, Esq., CPA
August 25, 2022

13.
Please confirm in correspondence there are no amounts to be disclosed, or explain why amounts payable to officers and directors have not been presented separately in the statement of assets and liabilities to comply with Regulation S-X 6-04.

Response:  Each fund confirms that there are no amounts to be disclosed separately as “Payable to directors” in the statements of assets of liabilities, to comply with Regulation S-X 6-04.  Each fund confirms that, where applicable, amounts payable to fund officers are disclosed separately in the statements of assets and liabilities as “Payable for payroll expenses” to comply with Regulation S-X 6-04.

14.
Please explain in correspondence what interest expense in the statement of operations is.  The line of credit note in the financial statements states that there were no borrowings under the line of credit.  Applies to: Gabelli Focused Growth and Income Fund; Gabelli Enterprise Mergers and Acquisitions Fund; Gabelli Dividend Growth Fund; Gabelli International Growth Fund, Inc.; Gabelli ABC Fund; Gabelli Value 25 Fund Inc.; and Gabelli Global Rising Income and Dividend Fund.  Gabelli ESG Fund, Inc. and Gabelli Dividend & Income Trust have the same question, but do not have access to the line of credit.

Response:  The line item labeled “Interest expense” in each fund’s statement of operations relates to interest charged on overdraft balances at the custodian bank, and where applicable, interest charged under the line of credit, when a borrowing is made from the line of credit.

15.	Form N-CEN filed 1/10/2022 for Gabelli 787 Fund, Inc. discloses a NAV error for Gabelli Enterprise Mergers and Acquisitions Fund in item B22. Please disclose in correspondence the following:
a)	Which fund the NAV error applies to
b)	The nature of the error
c)	The dollar impact of the error, and whether reprocessing of shareholder activity was required
d)	Confirm that any affected shareholders were made whole and if so, that the reprocessing was accurate
e)	Procedures implemented to minimize the likely recurrence of such type of error

Response:  Form N-CEN filed January 10, 2022 for Gabelli 787 Fund, Inc. incorrectly responded “Yes” to question B22.  The response to question B22 should have been “No”.

Mindy Rotter, Esq., CPA
August 25, 2022

Should you have any additional comments or concerns, please do not hesitate to contact me at (914) 921-7774.

Best regards,

/s/ Peter D. Goldstein

Peter D. Goldstein, Esq.
General Counsel
GAMCO Investors, Inc.

Mindy Rotter, Esq., CPA
August 25, 2022

Appendix A
	Series ID	FYE	File #	Series Name	Registrant Name
1	S000017367	3/31/2022	811-22026	Gabelli ESG Fund, Inc.	Gabelli ESG Fund, Inc.
2	S000001061	9/30/2021	811-06367	THE GABELLI EQUITY INCOME FUND	GABELLI EQUITY SERIES FUNDS INC
3	S000001062	9/30/2021	811-06367	THE GABELLI SMALL CAP GROWTH FUND	GABELLI EQUITY SERIES FUNDS INC
4	S000001063	9/30/2021	811-06367	THE GABELLI FOCUSED GROWTH AND INCOME FUND	GABELLI EQUITY SERIES FUNDS INC
5	S000062891	9/30/2021	811-06367	The Gabelli Global Financial Services Fund	GABELLI EQUITY SERIES FUNDS INC
6	S000001074	9/30/2021	811-06687	THE GABELLI U.S. TREASURY MONEY MARKET FUND	GABELLI MONEY MARKET FUNDS
7	S000017793	10/31/2021	811-22041	Enterprise Mergers and Acquisitions Fund	Gabelli 787 Fund, Inc.
8	S000001087	12/31/2021	811-04494	THE GABELLI ASSET FUND	GABELLI ASSET FUND
9	S000001071	12/31/2021	811-09377	THE GABELLI DIVIDEND GROWTH FUND	GABELLI DIVIDEND GROWTH FUND
10	S000001068	12/31/2021	811-08518	GABELLI GOLD FUND INC	Gabelli Gold Fund, Inc.
11	S000001072	12/31/2021	811-04873	The Gabelli Growth Fund	GABELLI GROWTH FUND
12	S000001069	12/31/2021	811-08560	GABELLI INTERNATIONAL GROWTH FUND, INC	GABELLI INTERNATIONAL GROWTH FUND, INC
13	S000001070	12/31/2021	811-07326	THE GABELLI ABC FUND	GABELLI INVESTOR FUNDS INC
14	S000001075	12/31/2021	811-09397	THE GABELLI UTILITIES FUND	GABELLI UTILITIES FUND
15	S000001076	12/31/2021	811-05848	THE GABELLI VALUE 25 FUND INC.	GABELLI VALUE 25 FUND INC

Mindy Rotter, Esq., CPA
August 25, 2022

16	S000001067	12/31/2021	811-07896	GABELLI GLOBAL CONTENT & CONNECTIVITY FUND	GAMCO GLOBAL SERIES FUNDS, INC
17	S000001065	12/31/2021	811-07896	The Gabelli Global Growth Fund	GAMCO GLOBAL SERIES FUNDS, INC
18	S000001064	12/31/2021	811-07896	The Gabelli Global Rising Income and Dividend Fund	GAMCO GLOBAL SERIES FUNDS, INC
19	S000001066	12/31/2021	811-07896	GABELLI INTERNATIONAL SMALL CAP FUND	GAMCO GLOBAL SERIES FUNDS, INC
20	S000063160	12/31/2021	811-07896	Gabelli Global Mini Mites Fund	GAMCO GLOBAL SERIES FUNDS, INC
21	CEF0003047	12/31/2021	811-21969	GDL FUND	GDL FUND
22	CEF0002464	12/31/2021	811-09243	GABELLI UTILITY TRUST	GABELLI UTILITY TRUST
23	CEF0002430	12/31/2021	811-21423	GABELLI DIVIDEND & INCOME TRUST	GABELLI DIVIDEND & INCOME TRUST
24	CEF0003124	12/31/2021	811-22884	Gabelli Global Small & Mid Cap Value Trust	Gabelli Global Small & Mid Cap Value Trust
25	CEF0003099	12/31/2021	811-22021	Gabelli Healthcare & WellnessRx Trust	Gabelli Healthcare & WellnessRx Trust
26	CEF0003021	12/31/2021	811-08476	GABELLI MULTIMEDIA TRUST INC.	GABELLI MULTIMEDIA TRUST INC.
27	CEF0004011	12/31/2018	811-23035	Gabelli Go Anywhere Trust	Gabelli Go Anywhere Trust